BioFuel Energy Corp.

1801 Broadway, Suite 1060

Denver, CO 80202

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Ms. Pamela A. Long, Assistant Director
Ms. Brigitte Lippmann

BioFuel Energy Corp.

Registration Statement on Form S-1

(File No. 333-139203)

June 7, 2007

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), BioFuel Energy Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 4:00 p.m. (Eastern Daylight Time) on June 11, 2007, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Craig F. Arcella at (212) 474-1024 or Ronald Cami at (212) 474-1048 and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours, BIOFUEL ENERGY CORP.
By	/s/ Michael N. Stefanoudakis
Name: Michael N. Stefanoudakis Title: Vice President and General Counsel

J.P. Morgan Securities Inc.

277 Park Avenue

New York, New York 10172

June 7, 2007

Via Facsimile and EDGAR Filing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Pamela A. Long

Re:	BioFuel Energy Corp. – Registration Statement on Form S-1
(File No. 333-139203)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representative of the several Underwriters, hereby joins in the request of BioFuel Energy Corp. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m., Eastern time, on Monday, June 11, 2007, or as soon as practicable thereafter.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated May 23, 2007 (the “Preliminary Prospectus”) commenced May 25, 2007 and continued through June 11, 2007. Seventeen thousand five hundred forty-one (17,541) copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

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In connection with the distribution of the Preliminary Prospectus for the above-mentioned issue, the underwriters have confirmed that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. Morgan Securities Inc. For itself and on behalf of the Several Underwriters
By:	/s/ Richard Sesny
Name:	Richard Sesny
Title:	Vice President